UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-15491
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	June 30, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PARLUX FRAGRANCES, INC.
Full Name of Registrant

Former Name if Applicable

3725 SW 30th Avenue
Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, Fl 33312
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to the Company's delay in filing its Annual Report on Form 10-K, which was filed on July 11, 2007, and Form 10-K/A which was filed on July 30, 2007, the Company needs additional time to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.  The Company's accounting and financial personnel were completing the Form 10-K and were delayed in commencing the closing and reporting process for the Form 10-Q.  The Company anticipates that it will be able to file its Quarterly Report by August 14, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	RAYMOND J. BALSYS	954	316-9008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales from continuing operations for the three months ended June 30, 2007 were $31,380,468, compared to $28,248,179 in the same period of the prior year, an increase of 11%.  Net loss from continuing operations was $49,613 compared to $17,235,703 in the same period of the prior year. Operating expenses from continuing operations were $15,602,803 compared to $32,228,654 in the prior year period, which included a non-cash share based compensation charge of $16,201,950.  Operating income for the three months ended June 30, 2007 was $367,979 as compared to an operating loss of $18,900,855 for the same period of the prior year.  Net loss for the three months ended June 30, 2007 was $97,628 compared to $14,120,958 in the same period of the prior year. Earnings per share on a diluted basis were $0.00 compared to a loss of $0.78 per share in the same period of the prior year.

PARLUX FRAGRANCES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2007	By:	/s/ Raymond J. Balsys
Raymond J. Balsys Chief Financial Officer